UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-87

Eastman Kodak Employees’ Savings and Investment Plan
(Exact name of registrant as specified in its charter)

343 State Street, Rochester, NY  14650
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                [     ]
Rule 12g-4(a)(2)                                [     ]
Rule12h-3(b)(1)(i)                             [ X ]
Rule 12h-3(b)(1)(ii)                           [     ]
Rule 15d-6                                         [     ]

Approximate number of holders of record as of the certification or notice date: *

         *   The Eastman Kodak Employees’ Savings and Investment Plan (the “Plan”) has been amended to eliminate the investment option that invested in Eastman Kodak Company securities.  Therefore, plan interests are exempt from registration.  Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including Form 11-K.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings and Investment Plan Committee, the Plan Administrator of the Eastman Kodak Employees’ Savings and Investment Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  March 23, 2012                                           EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

By:           /s/ Patricia A. Obstarczyk
Patricia A. Obstarczyk
Member, Savings and Investment Plan Committee

Instructions:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.